

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

May 8, 2008

Mr. Paul S. Shipman
Chief Executive Officer
Redhook Ale Brewery, Incorporated
14300 NE 145th Street, Suite 210
Woodinville, WA 98072-6950

>   **RE: Redhook Ale Brewery, Incorporated ("Redhook" or**
>   **"company")**
>   **Registration Statement on Form S-4**
>   **File No. 333-149908**
>   **Filed March 26, 2008**
>   **Form 10-K**
>   **File No. 000-26542**
>   **Filed March 26, 2008**

Dear Mr. Shipman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

S-4 Comments

Opinion of Redhook's Financial Advisor, page 40

1.   Please revise to disclose the five transactions used as part of your market valuation analysis. Also, revise to disclose the size of these comparable transactions.

2.   For each company used in your guideline public company and comparable
        transaction analyses, briefly provide disclosure assisting the reader in evaluating
        the comparability of these companies to Widmer. This data should be
        quantitative in nature – i.e., last 12 months revenue, EBITDA, market
        capitalization – and qualitative. If warranted, the disclosure may be easier to
        analyze in tabular format.

3.   Please provide a more detailed discussion of how the comparable companies were
        selected for both the comparable company analysis and comparable transaction
        analysis.

4.   Please provide more discussion concerning the guideline public company and
        comparable transaction analyses. For example, is the analysis limited in any way
        by the sample size used and/or a size disparity between firms? If the other
        companies were public, were any adjustments made to account for their greater
        liquidity, public company operating costs, product mix, etc.?

5.   Please provide additional disclosure about the discounted cash flow analysis
        performed. This disclosure should include, but is not limited to, the assumed
        projected growth rates, discount rate, and terminal values used. Also provide the
        basis for any assumptions or projections and the limitations of the projections
        used in the fairness opinion and in the valuation report. See Item 10(b) of
        Regulation S-K.

Redhook Executive Compensation, page 79

6.   We reissue comment 26 from our letter dated April 25, 2008. We continue to
        note that you appear to rely upon reports from MLB to ensure that your
        compensation is comparable to other publicly traded companies in similar
        industries and that you "set compensation levels for salary, bonus and long-term
        compensation at levels around the 50th percentile for each position." This would
        appear to be benchmarking. Your supplemental response appears to indicate that
        the compensation committee does not know the names of the companies that
        comprise the market data. If true, provide clear disclosure in the prospectus.

Certain Transactions of Redhook, page 91

7.   We reissue comment 29 from our letter dated April 25, 2008. On page 83 you
        disclose that you pay margin and additional margin fees to A-B under your
        distribution agreement. While you disclose the number of barrels you paid fees
        on, you do not disclose the actual total amount of such payments. Please revise to
        disclose the total fees paid to A-B for distribution. Also, please indicate the total
        amount of fees paid to A-B under all of your arrangements with them. We also
        reissue comment 32 from our letter dated April 25, 2008, regarding certain
        transactions of Widmer.

Widmer Executive Compensation, page 99

8.   We note your response to comment 31 from our letter dated April 25, 2008 and
        your revised disclosure on page 100. However, we believe additional disclosure
        is warranted because the bonus calculations contain targets within the related
        equations – please revise to disclose the target volumes referenced in your
        discussion. It also appears that you have not disclosed the targets for the long-
        term performance bonus.

Widmer Brothers Brewing Company and Subsidiary Consolidated Financial Statements

General

9.   Please note the updating requirements for the financial statements as set forth in
        Rule 8-08 of Regulation S-X, and provide a current consent of the independent
        accountants in any amendments.

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies, F-9

Revenue Recognition, F-11

10.   We note your response to our prior comment 41 and the related revisions to your
        filing. As it relates to alternating premise contracts, your footnote states that
        revenue is recognized in the period in which the product is brewed, packaged, or
        shipped to the customer. Please revise to clarify the point at which revenue is
        recognized.

Exhibits

Legality Opinion

11.   Please revise the opinion to opine on the corporate laws of the jurisdiction of
        incorporation of the registrant.

Tax Opinion

12.   Please file an executed tax opinion. Also, please explain the reference to "tax
        representation letters".

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Frank C. Woodruff, Esq.
        206-389-1708